[Reference Translation]

May 8, 2024

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative: Koji Sato, President
(Code Number: 7203 Prime of Tokyo Stock Exchange and Premier of Nagoya Stock Exchange)
Name and Title of Contact Person: Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Retirement of Treasury Stock

(Retirement of Treasury Stock pursuant to Article 178 of the Companies Act of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the Board of Directors held on May 8, 2024 to retire its treasury stock pursuant to Article 178 of the Companies Act of Japan.

1. Class of shares to be retired	Shares of Common Stock of TMC

2. Total number of shares to be retired	520,000,000 shares

(Represents 3.19% of the total number of issued shares before retirement)

3. Scheduled date of the retirement	May 9, 2024

(Reference)

Total number of issued shares after retirement	15,794,987,460	shares
Total number of treasury stock after retirement	2,326,033,443	shares

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